VIA EDGAR

August 7, 2025

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Attn:	Claudia Rios
Liz Packebusch

Re:	Bimergen Energy Corporation (f/k/a Bitech Technologies Corp.) Amendment No. 6 to Registration Statement on Form S-1
Filed June 25, 2025
File No. 333-280668

To Whom It May Concern:

Bimergen Energy Corporation (the “Company” or “we”) hereby transmits its response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, dated July 24, 2025 regarding the Company’s Amendment No. 6 to its Registration Statement on Form S-1/A filed on June 25, 2025 (the “Registration Statement”). For the Staff’s convenience, we have repeated below the Staff’s comments and have followed each comment with the Company’s response.

Amendment No. 6 to Registration Statement on Form S-1 Prospectus Summary, page 2

Core Business in Battery Energy Storage Systems (BESS), page 2

1.	We note your primary business objective is to become a grid-balancing operator by developing, commercializing, and operating a diversified portfolio of BESS and solar energy projects and that you expect your customers will include traditional trading houses (e.g., Goldman Sachs, BP, Shell), commercial and industrial (C&I) entities, and utilities. We also note the table outlining the current progress of your portfolio of BESS projects on pages 5-6. Please revise your prospectus summary to briefly disclose the development stage of your business and the status of your current operations to date. With respect to planned business activities, please discuss your plan of operation for the next twelve months, including the anticipated timeline and expenditures for these events.

August 7, 2025

Response: We have added the following to the prospectus summary:

We are a development-stage company with the strategic objective of developing, commercializing, and operating a diversified portfolio of battery energy storage systems (“BESS”) and solar energy projects across the United States.

As of the date of this prospectus, we have not commenced commercial operations and have not generated revenue. We are currently in the mid-stage of our development lifecycle and are actively advancing approximately a 2 GW pipeline of BESS projects. Our BESS near-term operational strategy is to bring approximately 200 MW of new projects online each year, while selectively pursuing strategic acquisitions to supplement our internal pipeline.

To support this growth, we have secured a $50 million mezzanine financing facility from a battery supplier partner. This facility enables us to fund early-stage development activities—including engineering, permitting, and interconnection—as well as to procure long-lead equipment in preparation for construction.

Over the next twelve months, we intend to progress a portion of our development pipeline to construction-ready status, initiate procurement and site preparation on priority projects, and expand internal capabilities across development, engineering, and execution which will be funded by the executed mezzanine financing, tax equity financing up to 50% of capital expenditures and long-term debt financing partners in negotiation with multiple alternatives. Concurrently, we will work to secure interconnection agreements, finalize site control and permitting, and engage prospective offtakers.

We anticipate corporate overhead cash expenditures to be approximately $3 million over the next 12 months of project level construction and capital expenditures of approximately $240 million to be funded by mezzanine financing and long-term debt financing. Pre-construction activities during the next 12 months such as interconnection studies, permitting, and engineering will require approximately $2 million. These expenditures are expected to be funded through a combination of proceeds from this offering, development fee revenues related to JV accepted projects, and third-party development partnerships.

Project Management Services Agreement, page 7

2. We note your response to prior comment 11 stating that you have “a formal understanding” with Mr. Johnson that neither he nor any of his entities will develop and retain any of the development projects outside of Emergen, and we note that you have added corresponding disclosures on pages 41, 50 and F-29. Please similarly update your disclosure in the first paragraph on page 7, and file the amended agreement covering the change in terms as an exhibit.

Response: The Company acknowledges the Staff’s comment and has filed PMSA Amendment #3 as Exhibit 10.34 which formalized the understanding by amending the language in section 2.04 of the original PMSA. We also have updated the disclosure in the first paragraph on page 7 removing the erroneous phrase.

Recent Developments, page 11

3.	We note your disclosure that, on January 28, 2025, the Company filed a Certificate of Amendment to its Certificate to [sic] Incorporation to: (i) effect a reverse stock split of its common stock, par value $0.001 per share at a ratio of 1 post-split share for every 140 pre-split shares; and (ii) to change the name of the Company to Bimergen Energy Corporation. Please file your Certificate of Amendment as an exhibit to the registration statement.

Response: The Company acknowledges the Staff’s comment and we have revised the registration statement to include the Certificate of Amendment as Exhibit 3.12 which was filed previously as Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 3, 2025.

August 7, 2025

Summary of Risk Factors, page 12

4.	You disclose here that your common stock may be considered a “penny stock” and may be difficult to sell. However, we could not locate an attendant risk factor. Please revise or advise.

Response: The Company acknowledges the Staff’s comment and we have added the following risk factor to the registration statement:

Our common stock may be considered a “penny stock” and may be difficult to sell.

The Commission has adopted regulations which generally define “penny stock” to be an equity security that has a market price of less than $5.00 per share or an exercise price of less than $5.00 per share, subject to specific exemptions. Historically, the price of our common stock has fluctuated greatly. If, the market price of the common stock is less than $5.00 per share and the common stock does not fall within any exemption, it therefore may be designated as a “penny stock” according to SEC rules. The “penny stock” rules impose additional sales practice requirements on broker-dealers who sell securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with their spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of securities and have received the purchaser’s written consent to the transaction before the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the broker-dealer must deliver, before the transaction, a disclosure schedule prescribed by the SEC relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information on the limited market in penny stocks. These additional burdens imposed on broker-dealers may restrict the ability or decrease the willingness of broker-dealers to sell our common shares, and may result in decreased liquidity for our common shares and increased transaction costs for sales and purchases of our common shares as compared to other securities.

Certain Relationships and Related Party Transactions, page 60

5.	Please expand your disclosures in the last paragraphs on pages 62 and F-18, regarding the six unsecured promissory notes with Energy Independent Partners, having terms for conversion into equity, to describe those provisions.

These notes may be rolled into equity but there are no specific terms. Suggest removing the language from page 62 and F-18 (no language was in F-18) and state there is no obligation from the borrower or lender to convert to equity

Response: The Company acknowledges the Staff’s comment and we have removed the erroneous relevant language on page 62 in the registration statement as there is no obligation or intent for the Company or EIP for conversion into equity. The disclosure on F-18 was accurate as disclosed.

Note 6 - Acquisition of Emergence Energy LLC, page F-14

6.	We note your response to prior comment 14 indicating that you believe there are no major uncertainties about the realizability of the value ascribed to the intangible assets, as the value is supported by the development projects, stating “the value and collectability of the development-stage projects were corroborated by two arm’s- length reference points,” which you appear to describe as having a coordinated approach to the formation of agreements and having considered a competing agreement.

Please further clarify how your reference points establish the requisite support, as to the realizability of value, and arm’s-length characterization, to include a description of the assumptions and the basis for assumptions that were made in formulating your view from a numerical standpoint, considering the status of the projects, encompassing designs, permits, and locations, as well as marketability and funding; and provide us with any documentation that is referenced in your analysis.

Response: The Company acknowledges the Staff’s comment and we have used the RelyEZ definitive agreement and the Cox term sheet as two points of reference for the BESS development projects. The RelyEZ definitive agreement has been previously filed as Exhibit 10.33 and states development fees will be funded at a rate of $0.08 per Watt and the Cox term sheet states development fees will be allowed at a rate of $0.065 per Watt. Using these ranges the 1.965 GW of BESS would have a value between $157,200,000 to $127,725,000. The intangible asset carrying value for the BESS projects is approximately $20,000,000 or $0.01 per Watt. These development projects are shown with different status of completion but to bring the projects to RTB (ready to build status) is not a relatively material cost or time factor between the different projects in proportion to their value in the market as a development project.

Additionally, the Company has supplied the KeyBank analysis for the BESS projects that was performed prior to the acquisition of the Emergen BESS development projects in April 2024 which concluded a NPV analysis far beyond the carrying values of the BESS projects.

Additionally, The Company feels confident with the valuation currently on our books as we also have term sheets from other BESS development project sellers in the market for BESS development projects for $0.065 - $0.105 per Watt.

August 7, 2025

7.	Please reconcile the views expressed in your response to prior comment 14 on the prospect of realizability of the intangible asset balance, and the assumptions underlying your numerical assessments, with the disclosures on page 16, stating that you “...have insufficient working capital and cash flows to support operations, ...cannot predict if [you] will achieve or maintain annual profitability in the near future or at all, ...[and] may not be able to execute [your] business plan;” and the disclosures on page 17, stating “We cannot predict whether or when all permits required for a given customer’s project will be granted or whether the conditions associated with the permits will be achievable.”

Response: The Company acknowledges the Staff’s comment and we have included the risk factor language related to the current status of the Company as we believe it is required. We have revised the risk factor to state that “… may not have sufficient working capital and cash flows to support operations in the future” to better describe the risk.

We are at the beginning of operations which consist of acquisition of development projects (intangible assets) and financing the building of those projects through equity and debt partners to operational status. The Company has finalized a deal with RelyEZ for the mezzanine/equity portion of the projects and will formalize the debt partners to fund the remaining approximately 80% of the required funds when at RTB (ready to build status) for land agreements, any remaining permits, construction, equipment, and interconnection. We have purchased these intangible assets to have projects to finance and build. By example, the Redbird BESS development project once accepted as a project by RelyEZ into the JV program driven by our agreement will fund $8 million ($80,000/MW x 100MW estimated capacity) for the development fees to Emergen and retain 20% of the JV. This example is 100MW of our 1,965MW development project portfolio. The Company also believes these development projects could also be sold outright without a continuing ownership portion. The Company believes the actual intangible asset value significantly exceeds the value paid for these assets and recorded on our financial statements.

8.	Provide us with the impairment assessment that you performed as of December 31, 2024 to comply with FASB ASC 350-30-35-18, including the quantitative assessment prescribed by subparagraph 19, and the qualitative assessments prescribed by subparagraphs 18B, C and D, if you had opted to also perform those assessments.

Response: The Company acknowledges the Staff’s comment and the Company performed the appropriate qualitative assessment to determine that there was no impairment of the intangible assets and no adjustment required to the carrying value of the intangible assets.

The qualitative assessment included evaluating cost factor movements of the BESS industry, the general financial performance of the industry, relevant legal and regulatory matters concerning the industry, company internal strategic direction and focus related to the Development Assets, market demand and grid requirements, political and macroeconomic factors that can effect the renewable and specifically BESS industry.

As a result of the qualitative assessment the company did not formally perform any quantitative assessments although we believe these assessments would also show no adjustment required in the carrying amount of the intangible assets.

August 7, 2025

9.	Given your response to prior comment 10 including your decision to amend the Project Management Services Agreement on April 24, 2025, it appears that you should amend Exhibit 10.32 to clearly state the date of the amendment, rather than indicate it had been in effect at either April 24, 2024 or June 28, 2024.

Response: The Company acknowledges the Staff’s comment we have amended Exhibit 10.32 to clearly state that it was made and executed on April 24, 2025.

10.	We note that you have not identified any authoritative support for your plan to recharacterize intangible assets as tangible assets (as disclosed on page F-10) in response to prior comment ten. Tell us how you evaluated the projects in determining these would be appropriately characterized as intangible assets under FASB ASC 350, including all details necessary to understand and follow the scope of your consideration and assessments regarding project composition.

Please include details sufficient to understand how the projects are qualitatively differentiated from one another. For example, describe the extent to which the projects are distinguished from one another - in their present form or status - based on the capacity figures, considering the ranges shown in the tables on pages 5 and 6.

Response Paragraph 1: The Company acknowledges the Staff’s comment and identified the authoritative support below. Management evaluated the development-stage Work Product acquired from Emergen under ASC 350 10 20 and ASC 350 10 55 2A and concluded it is an **indefinite-lived intangible asset**. Because no legal or contractual factor presently limits the period over which the Work-Product rights can be marketed or advanced into construction, management concluded the assets have an indefinite life under ASC 350-10-55-2A.  They are therefore not amortized. If (i) the rights are sold, we will derecognize the intangible balance against the sale proceeds; if (ii) the project proceeds to construction, the carrying amount will be reclassified to Construction in Progress (ASC 360-10-30-1), the carrying amount will be **reclassified to Construction in Progress** within Property, Plant and Equipment when the project reaches “ready-to-build” status, which is defined as execution of an EPC contract or a non-refundable purchase order for long-lead equipment; and close of financing.

The development projects acquired with the acquisition of Emergen consisted of rights to comprehensive “Work Product” intangible assets essential for project development, including but not limited to: feasibility studies determining capacity and compatibility, establishing a production model of the project parameters, identifying any curtailment for the project, power flow site verification and substation identification, permitting and regulatory compliance documentation, engineering designs, equipment procurement plans, site preparation guidelines, and noting project specific challenges. These development projects came with no physical assets, liabilities or construction in progress. The relevant intangible asset allocated cost will be reclassified to the tangible project once it enters the RTB (ready to build) construction phase with internal funding or if sold to a JV with an equity and/or debt partner.

Response Paragraph 2: The Company acknowledges the Staff’s comment and as explanation, related to the BESS projects the estimated MW capacity (determining factors of MW estimated capacity include location land availabiliy and interconnection line capacity) is the main factor determining the cost allocated to the development project as it will determine what revenue can be generated and what a JV partner is willing to pay or allocate for the development fee value. These development projects are shown with different status of completion but to bring the projects to RTB is not a relatively material cost or time factor between the different projects in proportion to their value in the market as a development project hence we have not used those factors to differentiate in our cost allocation. The Company allocated 10% of the total intangible asset cost to the Solar development assets related to our internal analysis of market price differences per MW between BESS and Solar. Related to the Solar projects estimated MW capacity is also the main factor determining the cost allocated to the various Solar development projects as it will determine what revenue can be generated and what a JV partner or outright purchaser is willing to pay or allocate for the development fee value.

August 7, 2025

11.	With regard to the agreement governing your acquisition of Emergen, under which the number of directors would increase to five, with Mr. Johnson as one and his company Bridgelink having rights to nominate two, while also sharing in the selection of a third, tell us how you considered whether there was a change in control of Bitech in conjunction with the acquisition (and continuity of control over Emergen).

Response: The Company acknowledges the Staff’s comment and as clarification agreement states “two persons as named by Bitech, two persons as named by Bridgelink, and one person jointly selected by Bitech and Bridgelink, which person shall meet the requirements of being an “independent director” pursuant to the rules and regulations of the Nasdaq Stock Market. Bridgelink has named Cole W. Johnson and Monty Bannerman and Bitech has named Benjamin Tran to remain as Chairman and added James Stock for Bitech. Van Potter was jointly selected. Robert Brilon has remained as a director but is anticipated to resign to comply with NASDAQ regulations for a majority of independent directors upon uplisting.

Agreement Excerpt:

At the Closing, Bitech and the Bitech Board shall undertake such actions as required to complete the following actions:

(i) Bitech shall expand the size of the Bitech Board such that the Bitech Board is comprised of five persons, and thereafter to name to the Bitech Board, effective as of the Closing, two persons as named by Bitech, two persons as named by Bridgelink, and one person jointly selected by Bitech and Bridgelink, which person shall meet the requirements of being an “independent director” pursuant to the rules and regulations of the Nasdaq Stock Market.

Provide us with your analysis and an organization chart that covers each entity involved in the transaction and all of the owners of each entity, with all common interests quantified, accompanied by notes detailing any changes that have occurred in connection with, or which were facilitated by, or that resulted from, the transaction.

August 7, 2025

Ownership & Entity Breakdown (as of July 31, 2025)

## Corporate Structure

Bimergen Energy Corp.
Ticker: BESS
Delaware
Based C-Corp
Bimergen owns 100%
Bridgelink Development, LLC
(owned and controlled by Cole W. Johnson)
Emergen Energy, LLC
Delaware
Based
LLC
(Acquired from Bridgelink Development, LLC on 4/24/24)
Emergen owns 100% these Development Projects
1.965 GW BESS Portfolio (23 Projects)
1.74 GW Solar Portfolio (25 projects originally and 12 (2.425GW removed as included in the Project Sale Agreement back to Bridgelink for a third-party Purchaser (Zero.E)

1

Response: The Company acknowledges the Staff’s comment and has included the organization chart above and explanation herein. Bimergen (Public Company OTCQB:BESS with the largest shareholder being Benjamin Tran, Chairman and CEO) issued an LOI in January 2024 to acquire certain development project assets of Bridgelink Development LLC. Bridgelink nor its owner, Cole W. Johnson, owned or controlled any portion of Bimergen and had no employment or contractor relationship with Bimergen prior to the acquisition of Emergen. Upon the completion of due diligence of the development projects work product a definitive agreement was drafted and Bridgelink Development LLC formed Emergen Energy LLC to transfer the agreed upon development project intangible assets in early April 2024 (23 BESS and 25 Solar projects). The closing of the acquisition of Emergen by Bimergen occurred on April 24, 2024 with the transfer of 1,587,300 (post-reverse split adjusted) to Bridgelink.

Additional Notes:

Also, on April 24, 2024, Cole W. Johnson was appointed a director of Bimergen and we executed an employment agreement for him to take the role of President. Also, on April 24, 2024 Bimergen executed a PMSA and subsequent amendments (Project Management Services Agreement) with EIP (Energy Independent Partners) which is owned and controlled by Cole W. Johnson. The PMSA incentivizes EIP through fees contingent upon financing and/or marketing for the sale of the development projects. On May 30, 2024, Bimergen executed the Project Sale Agreement with Bridgelink which had been negotiating to sell its remaining Solar development projects to a third party group from Spain (Zero.E, no common ownership to any of the above parties) for months prior to our purchase of Emergen. Subsequent to our purchase of Emergen, Zero.E identified 12 Greenfield Solar projects that were included in the Emergen purchase which they had already performed due diligence as Solar development projects they would like to have included in their Solar project purchase from Bridgelink. Zero.E was not willing to purchase directly from Emergen because all of their months of due diligence had been done through Bridgelink, hence we agreed to transfer the rights back to Bridgelink and they executed the agreement with Zero.E.

August 7, 2025

Note 7 - Solar Projects Sale, page F-15

12.	Please reconcile the disclosures indicating you plan to account for the return-sale to Bridgelink of certain solar project rights that were acquired from that same entity about one month earlier as revenue pursuant to FASB ASC 606 (if the amounts become probable of collection), with the scope provision in FASB ASC 606-10-15-3, i.e. explain how Bridgelink would be properly regarded as a customer and how the intangible projects would be properly regarded as an output of your ordinary activities, if this is your view.

Response: The Company acknowledges the Staff’s comment and as clarification our ordinary course of business includes buying and selling BESS and Solar Development Projects. The sale of the Development Projects will likely either be into JVs where we will retain an ownership stake and manage the process of financing and construction to operational status as a supplier of power or sell outright to a group that wants to manage the entire process themselves (like the contingent sale of the 12 Solar assets in May 2024 just after they were acquired). Our focus for internal management has been on the BESS assets. The Solar assets are expected to be sold to a group outright to build or a JV structure defined by an established Solar developer with minimal management from the Emergen team. The 12 Solar projects that were sold back to Bridgelink to include in their sale of projects to Zero.E where identified as Greenfield projects and given our focus on BESS the sale to Zero.E was a good opportunity for the Company to monetize some of the Solar assets recently acquired. Bridgelink had been in negotiations with Zero.E for several months with all of the mutual due diligence having been performed. The Zero.E structure with Bridgelink was originally contemplated to be a JV structure but after our acquisition of the Solar assets from Bridgelink the agreement transitioned to an outright sale contingent upon milestones and rights to return projects that Zero.E chooses not to move forward to the relevant milestones.

13.	We note that the Project Sale Agreement at Exhibit 10.28 states, with regard to consideration, that “Bridgelink shall compensate Emergen subject to the terms of this Agreement for the proceeds and consideration received by Bridgelink from Purchaser pursuant to the Purchase Agreement,” referring to a separate agreement between Bridgelink and a third-party. Please file Exhibit A, listing the Solar Projects that are covered by the arrangement, and the agreement between Bridgelink and the third- party as an exhibit.

Response: The Company acknowledges the Staff’s comment and Exhibit A and B of the Project Sale Agreement have been added to the Exhibit 10.28 of this filing. The Agreement between Bridgelink and Zero.E (the third party) has been filed with the SEC for their review but due to other confidential terms of the agreement that we are not a named party we request not to file that agreement but have disclosed all relevant terms of the agreement that are relevant to our Project Sale Agreement.

We have filed the Purchase Agreement with the SEC with our last submission and request not to have it filed as an Exhibit due to confidential terms in the agreement.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact our counsel at pcampitiello@lucbro.com or by telephone at (732) 395-4517.

Sincerely,

BIMERGEN ENERGY CORPORATION

By:	/s/ Benjamin Tran
Name:	Benjamin Tran
Title:	Chief Executive Officer